SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

            In compliance to the dispositions of CVM Rule No. 358/2002, GAFISA S.A. (“Company”) announces to its shareholders and the market that, pursuant to CVM Rule No. 384/2003 and BOVESPA Resolution No. 293/2003, it has executed an agreement with ITAUVEST DTVM S.A., with head offices located in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha 1000, Conceição Tower, 7th floor, enrolled with Corporate Taxpayers’ ID under No. 92.880.749/0001-99 (“Market Maker”), to render the services of market maker agent.

The purpose is to increase the liquidity of the common shares issued by the Company (“GFSA3”), listed in Novo Mercado of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“Novo Mercado”). The contract executed with the Market Maker is valid for a term of 1 year, and may be renewed for an equal period by means of an amendment, or terminated by either of the parties, with 30 days’ prior written notice.

The company further informs that its capital stock, on this date, comprises 408,066,162 common shares, all available for trading on the New Market, and there is no agreement or contract executed with the Market Maker filed in the headquarter of the Company regulating the exercise of voting rights or the sale of securities issued by the company.

São Paulo, December 16, 2014

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer